EXHIBIT 99.1

Foremost Lithium Receives Multi-Year Work Permit to Commence Drilling on its Jean Lake Lithium/Gold Property

Drilling At Jean Lake to Commence in February to Expand the Confirmed Lithium and Gold Mineralization

VANCOUVER, British Columbia, Jan. 10, 2024 (GLOBE NEWSWIRE) -- Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, is pleased to confirm today that it received a multi-year work permit for its Jean Lake Lithium/Gold Project from the Mining Permit Office of the Manitoba Government, valid until April 30th of 2026. This permit will enable the Company to streamline the administrative processes involved with future exploration on the property, to understand the potential long-term impacts of the property while minimizing any potential work disruptions in a safer, more cost-effective approach.

Foremost has finalized plans to begin a 15-hole, 2,500 metre diamond drill program on its Jean Lake Lithium/Gold Project located near the historic mining centre of Snow Lake in Manitoba commencing next month. The Company has signed a drill contract with Rodren Drilling Ltd. (Winnipeg, Manitoba). Gogal Air Services will provide the air support, core storage and preparation facilities in Snow Lake with drill pads to be cut by Moss Line Cutting Ltd. (Snow Lake, Manitoba). Field and technical support for the drilling program will be provided by Dahrouge Geological Consulting (Edmonton, Alberta).

Fig. 1. Map Highlighting B-1, and B-2 in Proximity to Other Trends and Deposits in the Area

Foremost Lithium’s CEO and President, Jason Barnard, states: “Crews have begun mobilizing to Snow Lake, Manitoba in preparation for the winter drill season. The multi-year permit allows our company the flexibility to optimize our future work on the property, which is critical as we seek to rapidly advance our resource development. This is paramount to unlocking the potential of the Jean Lake property and creating sustainable, long-term shareholder value.”

Fig. 2. Planned Drillholes for 2024 Jean Lake Property Drill Program

The 15-hole program will be targeting the north-east section of the property which hosts the B-1 and B-2 spodumene bearing pegmatite dyke. Previous drilling just north of the B1 pegmatite intersected a 3.35 metre zone of spodumene mineralization between surface and 3.35 metres, assaying 1.26% Li2O (Lithium), as well as 7.50 g/t Au (Gold) over 7.66 metres from 94.35 - 102.01 metres (including 102.0 g/t Au over 0.48 metres from 94.77 - 95.25 metres).

Drilling will focus on extending mineralization laterally, and at depth, to develop a better understanding of the spodumene-bearing pegmatite emplacement mechanisms at Jean Lake. Drilling will also follow-up on favorable gold intercepts discovered during the 2023 Jean Lake drill program with the intent of establishing the extent of the gold mineralization.

Qualified Person

Technical information in this news release has been reviewed and approved by Lindsay Bottomer P.Geo., who is a Qualified Person as identified by Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects and as defined by the Securities and Exchange Commission’s S-K 1300 rules for mineral deposit disclosure.

About Foremost Lithium

Foremost Lithium (NASDAQ: FMST) (CSE: FAT) (FSE: F0R0) (WKN: A3DCC8) is a hard-rock lithium exploration company focused on empowering the North American clean energy economy. Foremost’s strategically located lithium properties extend over 43,000 acres in Snow Lake, Manitoba, and hosts a property in a known active lithium camp situated on over 11,400 acres in Quebec called Lac Simard South.

Foremost’s four flagship Lithium Lane Projects as well as its Lac Simard South project are located at the tip of the NAFTA superhighway to capitalize on the world's growing EV appetite, strongly positioning the Company to become a premier supplier of North America's lithium feedstock. As the world transitions towards decarbonization, the Company's objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostlithium.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

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